Callon Petroleum
Company Employee
Savings and Protection Plan
Employer I.D. Number 94-0744280
Plan Number: 002

Audited Financial Statements
Years Ended December 31, 2012 and 2011

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Callon Petroleum Company Employee Savings and Protection Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrators
Callon Petroleum Company Employee Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of Callon Petroleum Company Employee Savings and Protection Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HORNE LLP
HORNE LLP
Ridgeland, Mississippi
June 26, 2013

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
ASSETS
Investments
Participant directed
Pooled separate accounts	$8,737,872	$7,890,321
Guaranteed investment contract	13,382,481	11,144,053
Company stock unit fund	3,781,275	3,772,310
Total investments, at fair value	25,901,628	22,806,684

Receivables
Notes receivable from participants	535,930	635,907
Employer contributions receivable	63,312	63,539
Total receivables	599,242	699,446

Net assets available for benefits, at fair value	26,500,870	23,506,130
Adjustment from fair value to contract value for fully benefit-responsive contract	(1,075,099)	(810,061)
Net assets available for benefits	$25,425,771	$22,696,069

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Statement of Changes in Net Assets
Available for Benefits
Year Ended December 31, 2012

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$1,110,751
Dividends	340,192
Total investment income	1,450,943

Interest income on notes receivable from participants	26,368

Contributions
Employer – cash	679,135
Employer – noncash	241,700
Employee	1,044,079
Total contributions	1,964,914
Total additions	3,442,225

Deductions from net assets attributed to
Benefits paid to participants	710,513
Administrative expenses	2,010
Total deductions	712,523
Net increase	2,729,702

Net assets available for Plan benefits
Beginning of year	22,696,069
End of year	$25,425,771

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2012

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Employees of Callon Petroleum Company (the "Company") become eligible to participate in the Plan on the first eligibility date of their employment or attainment of age twenty-one while employed. Eligibility dates are the first day of each month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Employee contributions/deferrals. Each participant may make voluntary before-tax or Roth contributions of 1% to 100% of his or her qualified yearly earnings as defined by the Plan, subject to Internal Revenue Code ("IRC") limitations for the current year. Employees at least 50 years of age are permitted to contribute additional amounts, or catch-up contributions, of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax, Roth, and after-tax maximums.

Employer non-matching and matching contributions. For the year ended December 31, 2012, the Company contributed, in relation to each participating employee's eligible compensation, a 2.5 percent non-matching contribution in cash and a 2.5 percent non-matching contribution in the form of the Company's stock unit fund. The Company also made a matching contribution at the rate of 0.625 percent in cash for every 1 percent that the participant deferred, limited to a maximum matching contribution by the Company of 5 percent in cash.

Rollover Contributions

At the discretion of the administrator, a participant in the Plan who is currently employed may be permitted to deposit into the Plan distributions received from other plans and certain IRAs. Such a deposit is called a "rollover". This rollover will be accounted for in a "rollover account," and is 100 percent vested by the depositing participant. The participant may withdraw amounts in the "rollover account" only when an otherwise allowable distribution is permitted under the Plan.

Participant Accounts

Each participant's account is credited with the participant's salary deferral, the Company's matching and non-matching contributions and an allocation of the Plan earnings thereon. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2012

Investment Options

Participants direct contributions, including employer cash matching and non-matching contributions, into any of the investment options offered by ING U.S., Inc., ("ING"), the Plan custodian. Participants may change their investment options at any time.

Vesting

Participants are immediately vested in all contributions to the Plan made on their behalf including their voluntary contributions plus actual earnings thereon and in the Company's contributions and earnings thereon.

Notes Receivable from Participants

Notes receivable from participants ("loans") are available to participants at a minimum amount of $1,000 and currently bear interest at 4.75 percent. Participants have up to 5 years to repay the loan unless it is for a principal residence, in which case the repayment period is up to 30 years. Participants may repay the loan by having an amount withheld from their compensation each pay period or, in the case of terminated employees, by submitting an amount to the Company monthly. Each loan is collateralized by the borrowing participant's vested account balance; however, additional collateral may also be required at the discretion of the Plan administrator. During 2011, the Plan allowed participants to have up to seven loans at a time consisting of five regular loans and two residential loans. Effective December 19, 2011, the Plan was amended to allow participants to have up to four loans consisting of three regular loans and one residential loan. The maximum amount of any new loans, when added to the outstanding balance of existing loans from the Plan, is limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant's highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of the new loan over the participant's current outstanding balance of loans as of the date of the new loan or (b) one-half of the participant's vested interest in qualifying investments within the Plan.

Payment of Benefits

Benefits in the form of distributions are paid from the vested portion of a participant's balance (1) upon termination, (2) normal retirement, (3) disability, (4) death of the participant or (5) under certain, limited circumstances, in-service withdrawals, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS") and all requirements must be met before requesting a hardship withdrawal. Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of the participant's vested interest in his or her account or (b) receive installments over a period not to exceed the employee's or beneficiary's assumed life expectancy.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Reclassifications

Certain reclassifications were made to the 2011 amounts to conform to the 2012 financial statement presentation. These reclassifications had no impact on the previously reported net assets.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2012

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2012 and 2011 are held by ING, the Plan custodian. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 9 for discussion of fair value measurements.

Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan's investments bought and sold as well as held during the year are included in net appreciation in the fair value of investments at year-end in the statement of changes in net assets available for benefits.

Notes Receivable from Participants

Loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses for maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. The participants incurred $2,010 for fees related to the administration of notes receivable from participants.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2012

Impact of Recently Issued Accounting Standard

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Under the amendments in this guidance, an entity is required to provide additional disclosures about the valuation processes and sensitivities of Level 3 assets and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value is required to be disclosed. The amendments in this guidance also required information about transfers between Level 1 and Level 2. The Plan adopted this guidance on January 1, 2012, and it did not have a material effect on the financial statements.

Note 3. Investments

The following table presents the fair value of the Plan's investments that represent 5 percent or more of the Plan's net assets at December 31, 2012 or 2011.

	2012	2011
Guaranteed investment contract:
ING Fixed Account	$13,382,481	$11,144,053
Pooled separate account:
Fidelity VIP Contrafund Portfolio	1,580,682	1,427,244
Other:
Company stock unit fund	3,781,275	3,772,310

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value during the year ended December 31, 2012 as follows:

Pooled separate accounts:	$1,172,802
Company stock unit fund:	(62,051)
Net appreciation in fair value of investments	$1,110,751

Note 4. Company Stock Unit Fund

The value of the Company stock unit fund is a combination of the market value of shares of Callon investments and short term investments. As of December 31, 2012 and 2011, the Company stock unit fund was made up of 791,554 and 741,363 shares of Company securities and $53,239 and $79,147 in short-term investments, respectively.

Note 5. Tax Status of Plan

The trust, established under the Plan to hold the Plan's assets, is qualified pursuant to the appropriate section of the IRC, and accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the IRS dated March 31, 2008. Although the Plan has been amended since receiving the determination letter, the Plan's administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The Plan had no uncertain tax positions at December 31, 2012 or 2011. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense. Tax periods for all

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2012

fiscal years after 2008 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

Note 6. Related Party Transactions

The investments in pooled separate accounts and the guaranteed investment contract are managed by ING. ING is the custodian of the Plan assets and therefore, transactions in these investments, as well as investments in employer securities and notes receivable from participants, qualify as exempt party-in-interest transactions. Fees paid by the Plan to ING for certain administrative services totaled $2,010 for the year ended December 31, 2012.

Note 7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 8. Reconciliation of Financial Statements to Form 5500

The financial information included in the Plan's Form 5500 is reported on the cash basis of accounting. Therefore, reconciliations are included to reconcile the net assets available for benefits and the net increase in net assets available for benefits per the financial statements to the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$25,425,771	$22,696,069
Employer contribution receivable	(63,312)	(63,539)
Net assets available for benefits per the Form 5500	$25,362,459	$22,632,530

The following is a reconciliation of net increase in net assets available for benefits per the financial statement to the Form 5500:

Year Ended
December 31, 2012
Net increase in net assets available for benefits per the financial statements	$2,729,702
Less: Current year employer contributions receivable	(63,312)
Plus: Prior year employer contributions receivable	63,539
Net increase in net assets available for benefits per the Form 5500	$2,729,929

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2012

Note 9. Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Pooled separate accounts: Valued at the accumulated unit value ("AUV") of shares held by the Plan at year-end (Level 2).

Guaranteed investment contract ("GIC"): The GIC is reported based upon observable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments (Level 2).

Company stock unit fund: The value of a unit of the Company stock unit fund reflects the combined value of Company common stock, which is valued at the closing price reported on the active market on which the individual securities are traded, and cash held by the fund on the same date.  The cash buffer maintained in the Company stock unit fund, which is determined by ING Life Insurance and Annuity Company ("ILIAC") based on a specific formula, typically ranges between 1 percent and 3 percent of the total value of the stock fund, and has a target buffer of 2 percent (Level 2).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2012

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3
Guaranteed investment contract
Fixed account	$—	$13,382,481	$—
Pooled separate accounts
Money market	—	283,380	—
Bonds	—	516,151	—
Asset allocation	—	2,184,800	—
Balanced	—	589,059	—
Large-cap value	—	1,254,299	—
Large-cap growth	—	1,580,682	—
Small/Mid/Specialty	—	1,394,433	—
Global/International	—	935,068	—
Other
Company stock unit fund	—	3,781,275	—
Total assets at fair value	$—	$25,901,628	$—

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3
Guaranteed investment contract
Fixed account	$—	$11,144,053	$—
Pooled separate accounts
Money market	—	321,734	—
Bonds	—	610,760	—
Asset allocation	—	1,721,849	—
Balanced	—	468,288	—
Large-cap value	—	1,266,958	—
Large-cap growth	—	1,427,244	—
Small/Mid/Specialty	—	1,194,632	—
Global/International	—	878,856	—
Other
Company stock unit fund	—	3,772,310	—
Total assets at fair value	$—	$22,806,684	$—

Note 10. Guaranteed Investment Contract ("GIC")

As of December 31, 2012, the Plan maintained one GIC related investment option, the ING Fixed Account. The contract underlying this investment option is considered to be fully benefit-responsive in accordance with ASC Topic 962. As of December 31, 2012 and 2011, the fair value of the investment in the ING Fixed Account was $13,382,481 and $11,144,053, respectively.

The average yield based on actual interest credited to participants for the contract for the years ended December 31, 2012 and 2011, were 3.11 percent and 3.35 percent, respectively. The crediting interest rates to participants for the contract as of December 31, 2012 and 2011 were 3.00 percent and 3.35 percent, respectively. The guaranteed minimum crediting interest rates for the contract for the years ended

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Year Ended December 31, 2012

December 31, 2012 and 2011 were 3.00 percent and 3.05 percent, respectively. ILIAC makes this guarantee, and although ILIAC may credit a higher interest rate, the credited rate will never fall below the lifetime guaranteed minimum of 3.00%.

ILIAC’s determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contract holder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

ILIAC, the GIC issuer, has the option to payout the current value of the contract only after completion of five contract years.

Note 11. Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2012 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer Identification Number 94-0744280
Plan Number: 002
Schedule H, line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Guaranteed investment contract
*	ING	Fixed Account**		$13,382,481
		12,307,381.900 units
	Pooled separate accounts
*	ING	Money Market Portfolio		283,380
		17,486.171 units

*	ING	GNMA Income Fund		40,993
		2,429.899 units

*	ING	PIMCO Total Return Portfolio		216,612
		11,489.465 units

	Pioneer	High Yield Fund		258,546
		10,678.626 units

*	ING	Van Kampen Equity & Income Portfolio		589,059
		34,694.695 units

	Ivy	Asset Strategy Fund		182,926
		13,695.114 units

*	ING	JP Morgan Mid-Cap Value Portfolio		361,361
		14,834.873 units

*	ING	Small-Cap Opportunities Portfolio		385,048
		13,232.508 units

	T. Rowe Price	Mid-Cap Growth Fund Portfolio		334,178
		11,255.297 units

*	ING	Russell Mid-Cap Index Portfolio		116,021
		8,560.252 units

	Neuberger Berman	Genesis Fund		113,412
		7,336.161 units

*	ING	U.S. Stock Index Portfolio		609,328
		45,483.502 units

	Fidelity	VIP Contrafund Portfolio		1,580,682

		36,629.921 units

*	ING	T. Rowe Price Equity Income Portfolio	338,602
		17,536.214 units

	American Funds	Fundamental Investors	306,369
		25,346.953 units

*	ING	Solution 2055 Portfolio	38,547
		3,118.715 units

*	ING	American Century Small-Cap Value Portfolio	84,413
		3,705.806 units

*	ING	VP International Value Portfolio	359,911
		21,547.880 units

*	ING	Oppenheimer Global Portfolio	392,231
		20,901.203 units

*	ING	Solution 2015 Portfolio	863,598
		67,324.914 units

*	ING	Solution 2025 Portfolio	762,020
		61,402.125 units

*	ING	Solution 2035 Portfolio	401,083
		32,160.449 units

*	ING	Solution 2045 Portfolio	105,575
		8,578.369 units

*	ING	Solution Income Portfolio	13,977
		1,056.372 units

		Total pooled accounts	$8,737,872

*	ING	Company stock unit fund	3,781,275
		377,393.920 units
		Total investments	$25,901,628

*	Notes receivable from participants	4.75 percent interest rate, maturity of up to 5 years, with residential loans maturing in 30 years	535,930

			$26,437,558

*Denotes party-in-interest
**Contract value totals $12,307,382

Note: Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CALLON PETROLEUM COMPANY
(Registrant)

June 26, 2013	/s/ B.F. Weatherly
B.F. Weatherly
Principal Financial Officer,
Executive Vice President and Director

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of HORNE LLP , independent registered public accounting firm